UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 SCHEDULE 13G/A
                    Under The Securities Exchange Act of 1934
                               (Amendement No. 1)


                            Arcade Acquisition Corp.
             ------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
             ------------------------------------------------------
                         (Title of Class of Securities)


                                    038798104
             ------------------------------------------------------
                                 (CUSIP Number)


                                  June 14, 2007
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 11 Pages

CUSIP No. 038798104                13G/A                  Page 2 of 11 Pages

------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            D.B. Zwirn & Co., L.P.          20-0597442
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         _______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    542,500
OWNED BY       _______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      _______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    542,500
------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            542,500
------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                          [ ]
------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.17%
------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            PN
------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 038798104                13G/A                  Page 3 of 11 Pages


------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            D.B. Zwirn Special Opportunities Fund, L.P.      73-1637217
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         _______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    217,000
OWNED BY       _______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      _______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    217,000
------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            217,000
------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                          [ ]
------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            2.07%
------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            PN
------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 038798104                13G/A                  Page 4 of 11 Pages


------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            D.B. Zwirn Special Opportunities Fund, Ltd.
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         _______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    325,500
OWNED BY       _______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      _______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    325,500
------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            325,500
------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                          [ ]
------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            3.10
------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            CO
------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 038798104                13G/A                  Page 5 of 11 Pages


------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            DBZ GP, LLC             42-1657316
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         _______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    542,500
OWNED BY       _______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      _______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    542,500
------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            542,500
------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                          [ ]
------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.17%
------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 038798104                13G/A                  Page 6 of 11 Pages


------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Zwirn Holdings, LLC             30-0080444
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         _______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    542,500
OWNED BY       _______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      _______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    542,500
------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            542,500
------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                          [ ]
------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.17%
------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 038798104                13G/A                  Page 7 of 11 Pages


------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Daniel B. Zwirn
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         _______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    542,500
OWNED BY       _______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      _______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    542,500
------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            542,500
------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                          [ ]
------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            5.17%
------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
------------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 038798104                13G/A                  Page 8 of 11 Pages


This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on May 25, 2007 (as amended, the "Schedule 13G") with respect to the Shares of Arcade Acquisition Corp., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(e) and 4 in their entirety as set forth below.

Item 2 (e)  CUSIP Number

       038798104

Item 4.     Ownership

(a)  Amount Beneficially Owned

       As of the date of this filing, D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC, and Daniel B. Zwirn may each be deemed the beneficial owner of
(i) 217,000 Shares owned by D.B. Zwirn Opportunities Fund, L.P. and (ii) 325,500 Shares owned by D.B. Zwirn Special Opportunities Fund, Ltd. (each entity referred to in (i) through (ii) is herein referred to as a "Fund" and, collectively, as the "Funds"). The reporting persons disposed of warrants that were issued together with the Shares as Units. Therefore, as of the date hereof, the reporting persons no longer hold any warrants and may be deemed to beneficially own the Shares that were issued as part of the Units.

       D.B. Zwirn & Co., L.P. is the manager of the Funds, and consequently has voting control and investment discretion over the Shares held by the Fund. Daniel B. Zwirn is the managing member of and thereby controls Zwirn Holdings, LLC, which in turn is the managing member of and thereby controls DBZ GP, LLC, which in turn is the general partner of and thereby controls D.B. Zwirn & Co., L.P. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Shares owned by another Reporting Person. In addition, each of D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC, and Daniel B. Zwirn disclaims beneficial ownership of the Shares held by the Fund.


(b)  Percent of Class

       Based upon the Issuer's Prospectus filed pursuant to Rule 424(b)(3) on May 22, 2007, the total number of outstanding Shares upon completion of the offering made pursuant to such Prospectus is 9,375,000. In addition, the Issuer's Current Report filed on Form 8-K on June 7, 2007, the Issuer disclosed the issuance of 1,125,000 Units. As a result, the total number of Shares issued and outstanding is 10,500,000. Therefore, (i) D.B. Zwirn Special Opportunities Fund, L.P. owns approximately 2.07% of the outstanding Shares, (ii) D.B. Zwirn Special Opportunities Fund, Ltd. owns approximately 3.10% of the outstanding Shares and (iii) each of D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC and Daniel B. Zwirn may be deemed to beneficially own approximately 5.17% of the outstanding Shares. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Shares owned by another Reporting Person.

(c)  Number of shares as to which such person has:

        (i)    Sole power to vote or to direct the vote:

               See Item 4(a)

        (ii)   Shared power to vote or to direct the vote

               See Item 4(a)

        (iii)  Sole power to dispose or to direct the disposition of

               See Item 4(a)

CUSIP No. 038798104                13G/A                  Page 9 of 11 Pages


        (iv)   Shared power to dispose or to direct the disposition of

               See Item 4(a)

Exhibits:

Exhibit I: Power of Attorney of Daniel B. Zwirn, dated February 5, 2007

CUSIP No. 038798104                13G/A                  Page 10 of 11 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: June 20, 2007

D.B. ZWIRN SPECIAL OPPORTUNITIES        D.B. ZWIRN SPECIAL OPPORTUNITIES
FUND, L.P.                              FUND, LTD.
By: D.B. Zwirn & Co., L.P.              By: D.B. Zwirn & Co., L.P.
By: DBZ GP, LLC,                        By: DBZ GP, LLC,
    its General Partner                     its General Partner
By: Zwirn Holdings, LLC,                By: Zwirn Holdings, LLC,
    its Managing Member                     its Managing Member

D.B. ZWIRN & CO., L.P.                  ZWIRN HOLDINGS, LLC
By: DBZ GP, LLC,
    its General Partner
By: Zwirn Holdings, LLC,
    its Managing Member

DBZ GP, LLC
By: Zwirn Holdings, LLC,
    its Managing Member




                           By: /s/ Lawrence D. Cutler
                               ---------------------------
                            Name: Lawrence D. Cutler
                             Title: Authorized Signatory




/s/ Lawrence D. Cutler
-----------------------------
LAWRENCE D. CUTLER, as Attorney-in-
Fact for Daniel B. Zwirn

CUSIP No. 038798104                13G/A                  Page 11 of 11 Pages


                                    EXHIBIT I

                                POWER OF ATTORNEY


       The undersigned hereby appoints David C. Lee and Lawrence D. Cutler, or either of them, his true and lawful attorney-in fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, any amendments thereto and any related documentation which may be required to be filed in his individual capacity as a result of the undersigned's beneficial ownership of, or participation in a group with respect to, securities directly or indirectly beneficially owned by D.B. Zwirn & Co, L.P. or any of its affiliates, and granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of David C. Lee and Lawrence D. Cutler, or either of them, under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule 13Ds or Schedule 13Gs unless revoked earlier in writing.

Date:                                          February 5, 2007

                                        /s/ Daniel B. Zwirn
                                        --------------------------------
                                        Daniel B. Zwirn